

April 22, 2011

<u>Via Email</u>
Andreas Typaldos
Acting Chief Executive Officer
Arkados Group, Inc.
c/o Herb Sommer, Esq.
Sommer & Schneider LLP
595 Stewart Avenue, Suite 710
Garden City, New York 11530

   Re: **Arkados Group, Inc.**
      Definitive Information Statement on Schedule 14C
      Filed April 21, 2011
      File No. 000-27587

Dear Mr. Typaldos:

   We have completed our review of your filing and do not have any further comments at this time.

         Sincerely,

         /s/ Christopher F. Chase for

         H. Christopher Owings
         Assistant Director